Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/09/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Nasdaq GEMX, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 151 West 42nd Street, New York, NY 10036

26000255

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:
   301-978-8400
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim   Senior Associate General Counsel   646-420-7816
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   John A. Zecca, EVP and Chief Legal Officer
   805 King Farm Blvd, Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 05/30/2012   (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: _____06/09/26_____   Nasdaq GEMX, LLC
      (MM/DD/YY)   (Name of applicant)

By: _____[signature] Date: 2026.06.09 12:49:05 -04'00'_____   John A. Zecca, EVP and Chief Legal Officer
      (Signature)   (Printed Name and Title)

Subscribed and sworn before me this day _____ of _____, _____ by _____
                                              (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

Based upon relief from the Commission staff and difficulties arising from Covid-19,
Nasdaq GEMX, LLC is making this filing without notarization.



June 9, 2026

<u>*Via Electronic Filing*</u>

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq GEMX, LLC ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

Furthermore, there has been a change to Exhibit M, which is the acceptance on May 7, 2026, of the following participant:

      VELOCITY CAPITAL, LLC
      199 Water Street, 8th Floor, New York, NY 10038
      646-415-8837
      Type: Order Entry

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

EXHIBIT C

- **Nasdaq Index Services, LLC** – Name change to Nasdaq Index *Solutions*, LLC, effective May 6, 2026.
- **NFSTX, LLC** – Appointment of Patrick Adrian to Vice President, effective May 20, 2026.
- **Adenza Israel Ltd.** – Appointed Michelle Daly as Director, effective May 6, 2026
- **AxiomSL Holdings B.V.** – (i) Shareholder name updated from Adenza Limited to Nasdaq Limited, effective March 4, 2025; (ii) Address change from 16 Great Queen Street, London to 22 Bishopsgate, London, effective April 16, 2024; (iii) these updates were filed with the Chamber of Commerce as of March 17, 2026.
- **Nasdaq Investment Firm B.V.**:
    - Registered office address changed from Parklaan 36, Rotterdam, 3016BC, Netherlands to Zuidplein 36, Amsterdam, 1077XV, Netherlands (effective from 6 May 2026)
    - Appointed officer – Nikolaj KOSAKEWITSCH appointed as Director / Corporate Director of Nasdaq Investment Firm B.V. on 24 April 2026.
    - Appointed officer – Joona Silja Elisa HEINOLA appointed as Director / Corporate Director of Nasdaq Investment Firm B.V. on 24 April 2026.
    - Removed officer – Rose Marie WULFF removed as officer
- **Sybenetix Limited** – Liquidated effective May 19, 2026.